Execution Copy

CPEChina Fund, L.P.
c/o CITIC PE Advisors (Hong Kong) Limited
Suite 606, 6/F,
One Pacific Place
88 Queensway
Hong Kong

February 8, 2013

Century Sunshine Limited
No. 3 A1, Road 10
Econ. & Tech. Development Zone
Shenyang 110027, P.R. China

Re: Commitment Letter

Ladies and Gentlemen:

This letter agreement sets forth the commitment of the undersigned (the “Investor”), subject to the terms and conditions contained herein, to cause a wholly owned subsidiary of the Investor (the “Investor Affiliate”) to purchase convertible and exchangeable notes of Century Sunshine Limited, a Cayman Islands exempted company (“Holdco”). It is contemplated that, pursuant to an agreement and plan of merger (the “Merger Agreement”) to be entered into by and among Decade Sunshine Limited, a Cayman Islands exempted company with limited liability and a wholly-owned subsidiary of Holdco (“Parent”), Decade Sunshine Merger Sub, a Cayman Islands exempted company with limited liability, all of the outstanding shares of which are owned by Parent (“Merger Sub”), and 3SBio Inc., a Cayman Islands exempted company with limited liability (the “Company”), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger”). Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Merger Agreement.

          1.      Commitment. The Investor hereby commits, subject to the terms and conditions set forth herein, to cause the Investor Affiliate to purchase convertible and exchangeable notes of Holdco at or immediately prior to the Closing for an aggregate cash purchase price in immediately available funds equal to US$133 million (such sum, the “Commitment”), which will be (i) contributed by Holdco to Parent and (ii) applied by Parent to (x) fund a portion of the Exchange Fund and any other amounts required to be paid by Parent to consummate the Merger pursuant to the Merger Agreement and (y) pay related fees and expenses incurred by Parent pursuant to the Merger Agreement. Notwithstanding anything to the contrary contained herein, the Investor shall not, under any circumstances, be obligated to contribute more than the Commitment to Holdco. In the event Parent does not require the full amount of the Commitment in order to consummate the Merger, the amount to be funded under this letter agreement shall, unless otherwise agreed in writing by the Investor, be reduced by Holdco to the level sufficient to, in combination with the other financing arrangements contemplated by the Merger Agreement, fully fund the Exchange Fund and pay related fees and expenses incurred by Parent pursuant to the Merger Agreement.

          2.      Conditions to Commitment. The Commitment shall be subject to (i) the satisfaction, or waiver by Parent, of each of the conditions to Parent’s and Merger Sub’s obligations to effect the Merger set forth in Section 7.1 and Section 7.2 of the Merger Agreement as in effect from time to time (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), and (ii) either the contemporaneous consummation of the Closing or the obtaining by the Company in accordance with the terms and conditions of Section 9.8 of the Merger Agreement of an order requiring Parent to cause the Equity Financing to be funded and to consummate the Merger.

          3.      Termination. The obligation of the Investor to fund the Commitment will terminate automatically and immediately to the extent described below upon the earliest to occur of (i) the Effective Time following the consummation of the Merger in accordance with the terms of the Merger Agreement, at which time the obligation will be discharged but subject to the performance of such obligation, (ii) the valid termination of the Merger Agreement in accordance with its terms, (iii) the funding of the Commitment, and (iv) ninety (90) days following the Termination Date, unless Holdco has commenced enforcement actions against the Investor by such date. Upon termination of this letter agreement, the Investor shall not have any further obligations or liabilities hereunder. Notwithstanding anything in this Section to the contrary, in the event the Company, as the third party beneficiary hereunder, shall have filed any claim or suit to enforce the terms of this letter agreement prior to such termination, the obligations to fund the Commitment and all other obligations of the Investor hereunder shall not expire, and shall remain in full force and effect, during the time such suit or action is pending, plus twenty (20) days or until the time period established by the court presiding over such claim or suit.

          4.      Confidentiality. This letter agreement shall be treated as confidential and is being provided to Holdco solely in connection with the Merger. Unless required by applicable laws, regulations or rules (including rules promulgated by either the U.S. Securities and Exchange Commission or the NASDAQ Stock Exchange), this letter agreement may not be used, circulated, quoted or otherwise referred to in any document, except the Merger Agreement or otherwise with the written consent of the Investor. Notwithstanding the foregoing, a copy of this letter agreement may be provided to the Company if the Company agrees to treat this letter agreement as confidential. If provided to the Company, the Company may disclose the existence and content of this letter agreement (i) to its affiliates and representatives who need to know the existence of this letter agreement and are subject to confidentiality obligations, (ii) to the extent required by applicable law and (iii) in connection with any litigation relating to the Merger, the Merger Agreement, and the transactions contemplated thereby as permitted by or provided for in the Merger Agreement.

          5.      No Modification. Neither this letter agreement nor any provision hereof may be amended, modified, supplemented, terminated or waived except by an agreement in writing signed by the Investor and Holdco. No transfer of any rights or obligations hereunder shall be permitted without the consent of Holdco and the Investor.

          6.      Enforceability. This letter agreement shall only be enforced by (i) Holdco or (ii) the Company in accordance with Section 9.8 of the Merger Agreement.

          7.      Third Party Beneficiaries. This letter agreement shall inure to the benefit of and be binding upon Holdco and the Investor. The Company is a third party beneficiary of this letter agreement solely for the purposes of Section 6(ii) of this letter agreement. Except as provided in the immediately preceding sentence, nothing in this letter agreement, express or implied, is intended to, nor does it, confer upon any person (other than Holdco and the Investor) any rights or remedies under, or by reason of, or any rights (i) to enforce the Commitment or any provisions of this letter agreement or (ii) to confer upon any person any rights or remedies against any person other than the Investor under or by reason of, this letter agreement. Without limiting the foregoing, in no event shall any of Holdco’s creditors or any other person (other than the Company) have any right to enforce this letter agreement.

          8.      Governing Law; Jurisdiction.

                    (a)      This letter agreement shall be governed by and construed under the laws of the State of New York excluding (to the greatest extent a New York court would permit) any rule of law that would cause the application of the laws of any jurisdiction other than the State of New York.

                    (b)      Any dispute, controversy or claim arising out of or relating to this letter agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this letter agreement) (each a “Dispute”) shall be brought in any federal or state court sitting in the Borough of Manhattan, The City of New York. Each of the parties submits to the jurisdiction of any such court in any legal proceeding relating to such Dispute, and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such legal proceeding. Each party irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such legal proceeding in any such court or that any such legal proceeding brought in any such court has been brought in an inconvenient forum.

                    (c)      EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT OR ANY DOCUMENTS OR INSTRUMENTS REFERRED TO IN THIS LETTER AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, OR THE ACTIONS OF THE PARTIES HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS LETTER AGREEMENT.

          9.      Counterparts. This letter agreement may be executed in counterparts and by facsimile, each of which, when so executed, shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

          10.      Warranties. The Investor represents and warrants with respect to itself to Holdco that: (a) it has all requisite corporate or similar power and authority to execute, deliver and perform this letter agreement; (b) the execution, delivery and performance of this letter agreement by the Investor has been duly and validly authorized and approved by all necessary corporate or other organizational action by it; (c) this letter agreement has been duly and validly executed and delivered by the Investor and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with the terms of this letter agreement, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity; (d) for so long as this letter agreement shall remain in effect in accordance with its terms, the Investor or the Investor Affiliate shall have the cash on hand and/or capital commitments required to fund the Commitment; (e) the amount of the Commitment is less than the maximum cumulative amount permitted to be invested collectively by the Investor and the Investor Affiliate in any one portfolio investment pursuant to the terms of their respective constituent documents; (f) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this letter agreement by the Investor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no other notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this letter agreement; and (g) the execution, delivery and performance by the Investor of this letter agreement do not (i) violate the organizational documents of the Investor, (ii) violate any applicable law binding on the Investor or its assets or (iii) conflict with any material agreement binding on the Investor.

          11.      No Recourse. Notwithstanding anything that may be expressed or implied in this letter agreement or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this letter agreement, Holdco covenants, agrees and acknowledges that no person (other than the Investor) has any obligation hereunder and that, notwithstanding that the Investor and/or certain investment managers, managers or general partners of the Investor or their affiliates may be partnerships or limited liability companies, Holdco has no right of recovery under this letter agreement, or any claim based on such obligations against, and no personal liability shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, or affiliates (other than the Investor) including, for the avoidance of doubt, members, managers or general or limited partners of the Investor, Merger Sub, Parent or Holdco, or any former, current or future equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, affiliate (other than the Investor) or agent of any of the foregoing (collectively, each of the foregoing but not including the Investor, Holdco, or their respective assignees themselves, a “Non-Recourse Party”), through Holdco or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Company, Parent or Holdco against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise.

          12.      Notices. Any notice, request, instruction or other communication required or permitted hereunder shall be in writing and delivered personally, sent by reputable overnight courier service (charges paid by sender), sent by registered or certified mail (postage prepaid), or sent by facsimile, according to the instructions set forth below. Such notices shall be deemed given: at the time delivered by hand, if personally delivered; one business day after being sent, if sent by reputable overnight courier service; at the time receipted for (or refused) on the return receipt, if sent by registered or certified mail; and at the time when confirmation of successful transmission is received by the sending facsimile machine, if sent by facsimile:

In the case of Holdco:

Dr. Jing Lou
3SBio Inc.
No.3 A1, Road 10,
Econ. & Tech. Development Zone
Shenyang 110027, PRC
Fax:+86-24-2581-1821

With copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
30/F, China World Office 2,
No.1, Jian Guo Men Wai Avenue,
Beijing 100004 China
Attention: Peter Huang
Fax:+86-10-6535-5699

In the case of the Investor:

c/o CITIC PE Advisors (Hong Kong) Limited
Suite 606, 6/F.
One Pacific Place
88 Queensway
Hong Kong

With copy to:

Akin Gump Strauss Hauer & Feld LLP
Unit 05-07, 36th Floor, Edinburgh Tower, The Landmark
15 Queen’s Road Central, Hong Kong
Attention: Gregory Puff
Fax: +852 3694-3001

          13.      Complete Agreement. This letter agreement, together with the applicable portions of the Merger Agreement, contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all contemporaneous or prior agreements or understandings, both written and oral, between the parties with respect to the subject matter hereof.

          14.      Severability. Any term or provision of this letter agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this letter agreement in any other jurisdiction. If any provision of this letter agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

[Remainder of page intentionally left blank; signature page follows]

Very truly yours,

CPEChina Fund, L.P.
By: CITIC PE ASSOCIATES, L.P., as general
partner
By: CITIC PE Funds Limited, as general
partner

By:  /s/ Ye Changqing
        Name: Ye Changqing
        Title: Director

Agreed to and acknowledged
as of the date first written above

Century Sunshine Limited

By: /s/ Jing Lou
Name: Dr. Jing Lou
Title: Director